FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2012

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed first quarter results ended December 2011, furnished by he Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

· the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

· the impact on the business of the global economic downturn;

· unanticipated production disruptions (including as a result of planned or unexpected power outages);

· changes in environmental, tax and other laws and regulations;

· adverse changes in the markets for the Group's products;

· consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

· adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

· the impact of restructurings, cost-reduction programmes, acquisitions and dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

· currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

1st Quarter results for
the period ending
December 2011

Form S-8 Version



sappi

Inspired by life

1st quarter results

Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and chemical cellulose products and related services and innovations.

Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and chemical cellulose.

Our chemical cellulose products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.

The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to 'pulp neutral', meaning that we sell almost as much pulp as we buy.

Sales by source*



North America	22%
Europe	53%
Southern Africa	25%

Sales by destination*



North America	26%
Europe	47%
Southern Africa	12%
Asia and other	15%

Sales by product group*



Coated fine paper	64%
Uncoated fine paper	7%
Specialities	6%
Commodity paper	7%
Pulp	15%
Other	1%

for the period ended December 2011

sappi

Inspired by life

Financial summary for the quarter

- Profit for the period US$45 million; Q1 2011 US$37 million

- EPS 9 US cents; Q1 2011 7 US cents

- Operating profit US$107 million; Q1 2011 US$121 million

- Operating profit excluding special items US$100 million;
  Q1 2011 US$137 million

- European business performance benefits from restructuring and
  cost reduction actions

- Southern African chemical cellulose business performed strongly

	Quarter ended		
	Dec 2011	Dec 2010*	Sept 2011
Key figures: (US$ million)			
Sales	1,585	1,873	1,787
Operating profit (loss)	107	121	(88)
Special items – (gains) losses[1]	(7)	16	168
Operating profit excluding special items[2]	100	137	80
Profit (loss) for the period	45	37	(127)
EBITDA excluding special items[3]	194	246	183
Basic earnings (loss) per share (US cents)	9	7	(24)
Key ratios: (%)			
Operating profit (loss) to sales	6.8	6.5	(4.9)
Operating profit excluding special items to sales	6.3	7.3	4.5
EBITDA excluding special items to sales	12.2	13.1	10.2

(1) *Refer to note 8 to the group results for details on special items.*

(2) *Refer to note 8 to the group results for the reconciliation of operating profit excluding special items to segment operating profit.*

(3) *Refer to note 8 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to profit for the period.*

*The quarter ended December 2010 included 14 weeks whereas the quarters ended September 2011 and December 2011 included 13 weeks.

Commentary on the quarter

Following a year in which various actions and strategies were initiated, primarily involving extensive restructuring charges and asset impairments, the group achieved a profit for the period of US$45 million (Q1 2011 US$37 million) and EPS of 9 US cents (Q1 2011 7 US cents) in the first quarter of the 2012 financial year.

> **NOTE:** *The comparative first quarter of the 2011 financial year consisted of 14 weeks, compared to the 13 weeks of both the first quarter of the 2012 financial year and the fourth quarter of the 2011 financial year. This results in increased levels of sales and profits in Q1 2011 against which Q1 2012 and Q4 2011 are compared.*

Market conditions remained uncertain as a result of the continued negative sentiment in financial markets. Nevertheless, utilisation levels for our coated paper mills remained at high levels in North America and reasonable levels in Europe.

Pulp prices continued to decline during the quarter but stabilised towards the end of the quarter.

The European business benefited from lower input prices (particularly pulp) and the implementation of its US$100 million per annum cost reduction actions resulting in a significant improvement in operating profit for the region compared to the quarter ended September 2011.

The reduction in pulp prices had an unfavourable impact on our North American business, which is a net seller of pulp. In addition, pulp production interruptions at Somerset Mill and weaker markets for casting release paper in China had an unfavourable impact on operating profit compared to the equivalent quarter last year, despite a performance of the North American coated paper business that was in line with expectations.

The Southern African chemical cellulose business performed strongly. The weaker Rand/US Dollar exchange rate substantially compensated for lower US Dollar sales prices. The progress made by the paper business' restructuring is expected to lead to improved profitability in the second half of the financial year.

Group operating profit was US$107 million compared to US$121 million in the equivalent quarter last year. Operating profit (excluding special items) has improved for two consecutive quarters coming in at US$100 million but was below the US$137 million in the equivalent quarter last year, partly as a result of the additional week in the comparative period.

There were no major special items for the quarter, which is in line with our aim to minimise once-off charges or special items during the year ahead other than possible adjustments in plantation fair value. The special item gain of US$7 million included a plantation fair value adjustment of US$3 million and profit on the sale of assets of US$5 million.

Finance costs of US$54 million were significantly lower than the equivalent quarter last year (US$71 million) following the refinancing we concluded in the 2011 financial year and the use of cash to repay higher cost debt.

Cash flow and debt

Net cash utilised in operating and investing activities for the quarter was US$111 million, an improvement compared to the equivalent quarter last year of US$196 million. This cash outflow for the quarter was mainly a result of a seasonal increase in working capital. Working capital typically increases at the end of the first financial quarter as a result of the seasonal slowdown in deliveries in the second half of December. Capital expenditure in the quarter increased to US$76 million compared to US$45 million a year ago, reflecting the commencement of the investments in the announced chemical cellulose expansion projects. We aim to constrain capital expenditure including these transforming projects, to below US$450 million for the year, which is slightly above the expected depreciation charge for the year.

Interest-bearing borrowings (including bank overdrafts) less cash and cash equivalents increased to US$2,175 million from US$2,100 million in the quarter ended September 2011 as a result of seasonal cash utilisation partly offset by currency movements.

Cash on hand was US$401 million at quarter end after debt repayments of approximately US$140 million during the quarter.

Operating Review – Quarter ended December 2011 compared with quarter ended December 2010

NOTE: *In order to provide greater context to the performance of our regional businesses, the tables below report 5 consecutive quarters.*

Sappi Fine Paper

	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million	Quarter ended Dec 2010 US$ million*
Sales	1,198	1,337	1,350	1,389	1,409
Operating profit (loss)	44	22	28	(42)	57
Operating profit (loss) to sales (%)	3.7	1.6	2.1	(3.0)	4.0
Special items – (gains) losses	(5)	17	2	113	–
Operating profit excluding special items	39	39	30	71	57
Operating profit excluding special items to sales (%)	3.3	2.9	2.2	5.1	4.0

The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks

The coated paper businesses performed in line with expectations in North America and the improvement in Europe reflected the cost reduction and restructuring actions we implemented last year.

The performance of the North American segment was unfavourably impacted by lower pulp output, declining pulp prices and weaker demand for casting release products particularly in the Chinese markets.

Europe

	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million	Quarter ended Dec 2010 US$ million*
Sales	846	942	979	1,017	1,027
Operating profit (loss)	34	(18)	(4)	(83)	34
Operating profit (loss) to sales (%)	4.0	(1.9)	(0.4)	(8.2)	3.3
Special items – (gains) losses	(5)	23	2	114	–
Operating profit (loss) excluding special items	29	5	(2)	31	34
Operating profit (loss) excluding special items to sales (%)	3.4	0.5	(0.2)	3.0	3.3

The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks

The benefits of the restructuring and cost reduction actions undertaken in our European business exceeded the target of US$25 million per quarter (US$100 million per annum) for the quarter. The transition of coated products from Biberist Mill to our other mills was successfully concluded. In addition, the initiatives to reduce variable and fixed costs progressed well.

As a result of our capacity reduction, operating rates remained reasonable despite the uncertain market conditions.

In addition to the benefits of our cost reduction actions, prices for major input costs were lower.

Prices realised for coated woodfree paper were 4% lower than the equivalent quarter last year and for coated mechanical, were 5% higher. The specialities business, which supplies the growing renewable packaging market, performed well.

During the quarter, the agreement that Sappi sell the output of Äänekoski Mill was terminated on the closure of the mill by the owner, resulting in an improvement in the coated woodfree paper supply/demand balance in Europe. The transition of part of the production to our mills is progressing well.

North America

	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million	Quarter ended Dec 2010 US$ million*
Sales	352	395	371	372	382
Operating profit	10	40	32	41	23
Operating profit to sales (%)	2.8	10.1	8.6	11.0	6.0
Special items – gains	–	(6)	–	(1)	–
Operating profit excluding special items	10	34	32	40	23
Operating profit excluding special items to sales (%)	2.8	8.6	8.6	10.8	6.0

The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks

The performance of our North American coated paper business was in line with expectations. Sales volumes were at the same level as a year earlier on a per week basis. Average prices realised for coated paper were 3% higher than the equivalent quarter last year.

The pulp business was impacted by lower pulp sales prices and unplanned pulp production interruptions at Somerset Mill in addition to the planned annual maintenance shut of the pulp mill during the quarter. The pulp business' operating profit was US$6 million below the equivalent quarter last year.

The casting release business underperformed mainly as a result of lower demand in China during the quarter.

Sappi Southern Africa

	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million	Quarter ended Dec 2010 US$ million*
Sales	387	450	452	435	464
Operating profit (loss)	63	(64)	22	39	66
Operating profit (loss) to sales (%)	16.3	(14.2)	4.9	9.0	14.2
Special items – (gains) losses	(2)	105	4	14	13
Operating profit excluding special items	61	41	26	53	79
Operating profit excluding special items to sales (%)	15.8	9.1	5.8	12.2	17.0

The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks

The chemical cellulose business continued to perform strongly during the quarter, generating almost all of the operating profit excluding special items of the region for the quarter. Our prices, which are generally linked to NBSK prices, declined in US Dollar terms in line with the decline in NBSK prices. This reduction was offset by a weakening of the Rand/US Dollar exchange rate, resulting in an increase in average prices realised in Rand terms compared to a year earlier and the quarter ended September 2011.

The Southern African paper business is proceeding with the restructuring announced last year. The restructuring includes streamlining sales and marketing and the other central functions and services. We have progressed the consultation with our employees about the intended closures of the pulp mill at Enstra Mill, the kraft pulp mill at Tugela Mill, a 10,000-ton kraft paper machine at Tugela Mill and further improving operating efficiency at each Southern African mill. The benefits of the restructuring are expected to be realised from the second half of the financial year. The restructuring and impairment charges related to these actions were accounted for in the quarter ended September 2011.

Directorate

Mr J E Healey (Jim) retired from the board at the end of December 2011 having reached the company's mandatory retirement age.

Outlook

Although market conditions remain uncertain, we are experiencing reasonable demand in our major markets. Our focus is on delivering the benefits of the restructuring and cost reduction actions announced and implemented in 2011 - in line with the group's stated strategy.

The European business has made good progress with its US$100 million per annum cost reduction plans and has further benefited from the reduction of prices for some raw materials, including pulp. At current demand levels we expect to see further improvement in the performance of this business as the year progresses.

We expect that the North American business' overall performance will improve as a result of increased pulp production, as well as an improvement in Chinese demand for casting release paper. There are signs that pulp prices may have reached a turning point and we could see an increasing trend over the next few months. The North American coated paper business is expected to continue performing well.

The restructuring of the Southern African business is proceeding as planned and we expect the benefits to be realised from the second half of the financial year.

Demand for our chemical cellulose remains relatively strong. The performance of our Southern African chemical cellulose business is sensitive to the Rand price for our sales, based on the US Dollar chemical cellulose price and the Rand/Dollar exchange rates. To date the exchange rate movement has largely offset the drop in prices, resulting in relatively stable Rand-denominated chemical cellulose prices realised and good margins for our business. The chemical cellulose expansion projects announced last year are on track.

We are committed to managing our debt levels with a view to reducing interest-bearing borrowings (including bank overdrafts) less cash and cash equivalents to below US$2 billion as soon as the current transforming capital expenditure has been completed. We expect net cash generation from operating and investing activities to turn positive for the full year after the increased capital expenditure and for debt levels, given constant exchange rates, to reduce by the year end.

Provided there is no deterioration in market conditions, we expect the second quarter operating profit excluding special items to improve compared to the first quarter.

On behalf of the board

R J Boëttger	M R Thompson	
Director	**Director**	08 February 2012

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Condensed group income statement

	Note	Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
Sales		1,585	1,873
Cost of sales		1,377	1,637
Gross profit		208	236
Selling, general and administrative expenses		105	112
Other operating (income) expenses		(4)	5
Share of profit from associates and joint ventures		–	(2)
Operating profit	2	107	121
Net finance costs		54	71
Net interest		56	78
Net foreign exchange gains		(1)	(4)
Net fair value gains on financial instruments		(1)	(3)
Profit before taxation		53	50
Taxation		8	13
Current		(1)	2
Deferred		9	11
Profit for the period		45	37
Basic earnings per share (US cents)		9	7
Weighted average number of shares in issue (millions)		520.5	519.5
Diluted basic earnings per share (US cents)		9	7
Weighted average number of shares on fully diluted basis (millions)		524.5	524.5

Condensed group statement of comprehensive income

	Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
Profit for the period	45	37
Other comprehensive (loss) income, net of tax	(11)	78
Exchange differences on translation of foreign operations	2	82
Movements in hedging reserves	(14)	(3)
Deferred tax effect of above items	1	(1)
Total comprehensive income for the period	34	115

Condensed group balance sheet

	Dec 2011 US$ million	Sept 2011 US$ million
ASSETS		
Non-current assets	**4,026**	4,085
Property, plant and equipment	**3,171**	3,235
Plantations	**586**	580
Deferred taxation	**43**	45
Other non-current assets	**226**	225
Current assets	**1,943**	2,223
Inventories	**771**	750
Trade and other receivables	**771**	834
Cash and cash equivalents	**401**	639
Total assets	**5,969**	6,308
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,516**	1,478
Non-current liabilities	**3,134**	3,178
Interest-bearing borrowings	**2,245**	2,289
Deferred taxation	**342**	336
Other non-current liabilities	**547**	553
Current liabilities	**1,319**	1,652
Interest-bearing borrowings	**326**	449
Bank overdraft	**5**	1
Other current liabilities	**974**	1,182
Taxation payable	**14**	20
Total equity and liabilities	**5,969**	6,308
Number of shares in issue at balance sheet date (millions)	**520.9**	520.5

Condensed group statement of cash flows

	Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
Profit for the period	**45**	37
Adjustment for:		
Depreciation, fellings and amortisation	**113**	131
Taxation	**8**	13
Net finance costs	**54**	71
Defined post-employment benefits	**(11)**	(14)
Plantation fair value adjustments	**(24)**	(10)
Restructuring provisions	**–**	3
Black Economic Empowerment charge	**1**	1
Other non-cash items	**9**	13
Cash generated from operations	**195**	245
Movement in working capital	**(166)**	(335)
Net finance costs paid	**(64)**	(63)
Taxation paid	**(5)**	(2)
Cash utilised in operating activities	**(40)**	(155)
Cash utilised in investing activities	**(71)**	(41)
Net cash utilised	**(111)**	(196)
Cash effects of financing activities	**(117)**	(15)
Net movement in cash and cash equivalents	**(228)**	(211)

Condensed group statement of changes in equity

	Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
Balance – beginning of period	**1,478**	1,896
Total comprehensive income for period	**34**	115
Transfers from the share purchase trust	**2**	2
Transfers of vested share options	**(2)**	–
Share-based payment reserve	**4**	3
Balance – end of period	**1,516**	2,016

Notes to the condensed group results

1. **Basis of preparation**

   The condensed consolidated interim financial results for the three months ended December 2011 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 *Interim Financial Reporting*. The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2011.

   The quarter ended December 2011 consisted of 13 weeks compared to the fiscal quarter ended December 2010 which consisted of 14 weeks.

   The preparation of this condensed consolidated financial information was supervised by the Chief Financial Officer, M R Thompson, CA(SA).

   These results are unaudited.

	Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
2. **Operating profit**		
Included in operating profit are the following non-cash items:		
Depreciation and amortisation	94	109
Fair value adjustment on plantations (included in cost of sales)		
Changes in volume		
Fellings	19	22
Growth	(21)	(21)
	(2)	1
Plantation price fair value adjustment	(3)	11
	(5)	12
Included in other operating (income) expenses are the following:		
Profit on disposal of property, plant and equipment	(5)	–
Restructuring provisions	–	3
Black Economic Empowerment charge	1	1
3. **Headline earnings per share**		
Headline earnings per share (US cents)	8	7
Weighted average number of shares in issue (millions)	520.5	519.5
Diluted headline earnings per share (US cents)	8	7
Weighted average number of shares on fully diluted basis (millions)	524.5	524.5
Calculation of headline earnings		
Profit for the period	45	37
Profit on disposal of property, plant and equipment	(5)	–
Tax effect of above items	–	–
Headline earnings	40	37
4. **Capital expenditure**		
Property, plant and equipment	76	45

	Dec 2011 US$ million	Sept 2011 US$ million
5. Capital commitments		
Contracted	**193**	61
Approved but not contracted	**538**	416
	731	477

The increase is primarily due to the announced conversion of the Cloquet Mill in North America to produce chemical cellulose.

6. Contingent liabilities		
Guarantees and suretyships	**32**	33
Other contingent liabilities	**8**	15
	40	48

7. **Material balance sheet movements**
   Cash and cash equivalents, interest-bearing borrowings and other current liabilites
   The group repaid US$142 million of debt from cash resources including the ZAR 10.64% fixed rate public bonds in Southern Africa of US$124 million (ZAR1,000 million).

   In addition, other current liabilities were reduced by payments of restructuring and other accruals.

8. **Segment information**

		Quarter ended Dec 2011 Metric tons (000's)	Quarter ended Dec 2010 Metric tons (000's)
Sales volume			
Fine Paper –	North America	**339**	364
	Europe	**849**	1,012
	Total	**1,188**	1,376
Southern Africa –	Pulp and paper	**400**	452
	Forestry	**241**	194
Total		**1,829**	2,022

		US$ million	US$ million
Sales			
Fine Paper –	North America	**352**	382
	Europe	**846**	1,027
	Total	**1,198**	1,409
Southern Africa -	Pulp and paper	**368**	447
	Forestry	**19**	17
Total		**1,585**	1,873

		Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
Operating profit excluding special items			
Fine Paper –	North America	**10**	23
	Europe	**29**	34
	Total	**39**	57
Southern Africa		**61**	79
Unallocated and eliminations[1]		**–**	1
Total		**100**	137
Special items – (gains) losses			
Fine Paper –	North America	**–**	–
	Europe	**(5)**	–
	Total	**(5)**	–
Southern Africa		**(2)**	13
Unallocated and eliminations[1]		**–**	3
Total		**(7)**	16
Segment operating profit (loss)			
Fine Paper –	North America	**10**	23
	Europe	**34**	34
	Total	**44**	57
Southern Africa		**63**	66
Unallocated and eliminations[1]		**–**	(2)
Total		**107**	121
EBITDA excluding special items			
Fine Paper –	North America	**29**	42
	Europe	**81**	95
	Total	**110**	137
Southern Africa		**84**	108
Unallocated and eliminations[1]		**–**	1
Total		**194**	246
Segment assets			
Fine Paper –	North America	**901**	924
	Europe	**1,908**	2,255
	Total	**2,809**	3,179
Southern Africa		**1,663**	2,121
Unallocated and eliminations[1]		**65**	65
Total		**4,537**	5,365

(1) Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Reconciliation of operating profit excluding special items to segment operating profit

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profi t or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, fi nancial impacts of natural disasters, noncash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

	Quarter ended Dec 2011 US$ million	Quarter ended Dec 2010 US$ million
Operating profit excluding special items	100	137
Special Items	7	(16)
Plantation price fair value adjustment	3	(11)
Restructuring provisions	–	(3)
Profit on disposal of property, plant and equipment	5	–
Black Economic Empowerment charge	(1)	(1)
Fire, flood, storm and related events	–	(1)
Segment operating profit	**107**	121
Reconciliation of EBITDA excluding special items and operating profit excluding special items to profit for the period[1]		
EBITDA excluding special items	194	246
Depreciation and amortisation	(94)	(109)
Operating profit excluding special items	100	137
Special items – gains (losses)	7	(16)
Net finance costs	(54)	(71)
Taxation	(8)	(13)
Profit before taxation	**45**	37
Reconciliation of segment assets to total assets		
Segment assets	4,537	5,365
Deferred taxation	43	52
Cash and cash equivalents	401	591
Other current liabilities	974	1,030
Taxation payable	14	39
Total assets	**5,969**	7,077

(1) In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled both operating profit excluding special items and EBITDA excluding special items to profit for the period, rather than operating profit.

We use operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are used as measures by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit excluding special items and EBITDA excluding special items are useful measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit excluding special items, EBITDA excluding special items and other similar measures are regularly used by the investment community as a means of comparison of companies in our industry.

Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

Supplemental information

Exchange rates

	Dec 2011	Sept 2011	Jun 2011	Mar 2011	Dec 2010
Exchange rates:					
Period end rate: US$1 = ZAR	8.0862	8.0963	6.7300	6.6978	6.6190
Average rate for the Quarter: US$1 = ZAR	8.0915	7.1501	6.7890	6.9963	6.9464
Average rate for the YTD: US$1 = ZAR	8.0915	6.9578	6.8941	6.9476	6.9464
Period end rate: €1 = US$	1.2948	1.3386	1.4525	1.4231	1.3380
Average rate for the Quarter: €1 = US$	1.3482	1.4126	1.4398	1.3702	1.3516
Average rate for the YTD: €1 = US$	1.3482	1.3947	1.3890	1.3645	1.3516

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* Historic share prices revised to reflect rights offer.

sappi 1st quarter results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2012

SAPPI LIMITED,

By: /s/ M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer